UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b) *

NII Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

6293F201
(CUSIP Number)

September 10, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Pitts, Jr.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

8,900,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

8,900,000

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

8,900,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*[ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.19%

12.    TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital Management LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

8,450,341

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

8,450,341

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

8,450,341

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.92%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Advisors LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

449,659

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

449,659

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

449,659

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.26%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

449,659

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

449,659

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

449,659

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.26%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Steadfast, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

2,823,213

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

2,823,213

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

2,823,213

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.64%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast International Master Fund Ltd.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

5,627,128

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

5,627,128

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

5,627,128

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*[  ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.28%

12.TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

NII Holdings, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       1875 Explorer Street, Suite 1000
       Reston, Virginia 20190

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

-	Robert S. Pitts, Jr., a United States Citizen (“Pitts”).

-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).

-	Steadfast Advisors LP, a Delaware limited partnership (the “Managing General Partner”).

-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).

-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).

-	Steadfast International Master Fund Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of Mr. Pitts, the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.

The business address of the Offshore Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.

ITEM 2(c).      CITIZENSHIP:

Mr. Pitts is a citizen of the United States.

Each of the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is a limited partnership formed under the laws of the state of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

6293F201

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under
                      Section 3(c)(14) of the Investment Company Act;

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Mr. Pitts beneficially owns 8,900,000 shares of Common Stock.

(ii) The Investment Manager beneficially owns 8,450,341 shares of Common Stock.

(iii) The Managing General Partner beneficially owns 449,659 shares of Common Stock.

(iv) Steadfast Capital owns 449,659 shares of Common Stock.

(v) American Steadfast owns 2,823,213 shares of Common Stock.

(vi) The Offshore Fund owns 5,627,128 shares of Common Stock.

(vii) Collectively, the Reporting Persons beneficially own 8,900,000 shares of Common Stock.

(b)           Percent of Class:

(i) Mr. Pitts’ beneficial ownership of 8,900,000 shares of Common Stock represents 5.19% of the outstanding shares of Common Stock.

(ii) The Investment Manager’s beneficial ownership of 8,450,341 shares of Common Stock represents 4.92% of the outstanding shares of Common Stock.

(iii) The Managing General Partner’s beneficial ownership of 449,659 shares of Common Stock represents 0.26% of the outstanding shares of Common Stock.

(iv) Steadfast Capital’s beneficial ownership of 449,659 shares of Common Stock represents 0.26% of the outstanding shares of Common Stock.

(v) American Steadfast’s beneficial ownership of 2,823,213 shares of Common Stock represents 1.64% of the outstanding shares of Common Stock.

(vi) The Offshore Fund’s beneficial ownership of 5,627,128 shares of Common Stock represents 3.28% of the outstanding shares of Common Stock.

(vii) Collectively, the Reporting Persons’ beneficial ownership of 8,900,000 shares of Common Stock represents 5.19% of the outstanding shares.

(c)           Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Not applicable.

(ii) Shared power to vote or to direct the vote of shares of Common Stock:

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 449,659 shares of Common Stock beneficially owned by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 2,823,213 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 5,627,128 shares of Common Stock beneficially owned by the Offshore Fund.

(iii) Sole power to dispose or to direct the the disposition of shares of Common Stock:

Not applicable.

(iv) Shared power to dispose or to direct the the disposition of shares of Common Stock:

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 449,659 shares of Common Stock beneficially owned by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 2,823,213 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 5,627,128 shares of Common Stock beneficially owned by the Offshore Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  September 19, 2012

STEADFAST CAPITAL MANAGEMENT LP

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

STEADFAST ADVISORS LP

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
          Robert S. Pitts, Jr.

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of NII Holdings, Inc. dated as of September 19, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  September 19, 2012

STEADFAST CAPITAL MANAGEMENT LP

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

STEADFAST ADVISORS LP

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:           /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT B

Robert S. Pitts, Jr.

Steadfast Capital Management LP

Steadfast Advisors LP

Steadfast Capital, L.P.

American Steadfast, L.P.

Steadfast International Master Fund Ltd.